Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

March 20, 2020

Confidential

Ms. Claire Erlanger

Mr. Charles Eastman

Ms. Asia Timmons-Pierce

Mr. Thomas Jones

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ebang International Holdings Inc. (CIK No. 0001799290)

Response to the Staff’s Comments on
Draft Registration Statement on

Form F-1 Confidentially Submitted on February 14, 2020

Dear Ms. Erlanger, Mr. Eastman, Ms. Timmons-Pierce and Mr. Jones,

On behalf of our client, Ebang International Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 12, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on February 14, 2020 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary, page 2

1.	Please briefly describe the trends related to Bitcoin price drop, market demand of your machines and retail prices of those machines that began in 2018, as mentioned on page 13 and the impact on your business. Please also disclose whether those trends have continued to date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 12 of the Revised Draft Registration Statement.

Implications of Being an Emerging Growth Company, page 4

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that it has not presented any written materials to potential investors, either through testing-the-waters meetings or otherwise, in reliance on Section 5(d) of the Securities Act. The Company confirms that it will provide the Staff with copies of such written materials if it subsequently engages in any communication with the investors in reliance on Section 5(d) of the Securities Act.

Capitalization Table, page 62

3.	We note from the notes to the financial statements that as of September 30, 2019 you had $14.9 million of related party debt due during 2022. In light of the fact that these are long term debt arrangements, please revise your Capitalization table to include these obligations. You should also consider including subsequently issued debt in the “as adjusted” column of your Capitalization table.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Revised Draft Registration Statement.

Enforceability of Civil Liabilities, page 65

4.	We note your disclosure on page 48 and in this section that you have been advised by your counsel with respect to Peoples Republic of China law matters and your disclosure in this section that you have been advised by your counsel with respect to Cayman Islands law matters. Please confirm that the consents you intend to file will include each counsel's consent to these references.

The Company confirms that the consents it intends to file will include each counsel’s consent to these references.

Key Factors Affecting Our Results of Operations

Expansion and diversification of our product offerings, page 76

5.	You disclose that you intend to commence a cryptocurrency mining business by the third quarter of 2020. Please describe any material costs incurred to date as part of your preparation to enter this new line of business.

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that no material costs have been incurred so far as part of its preparation to enter this new line of business.

Revenues

Service - Management and Maintenance, page 80

6.	You disclose that your mining machine hosting services are primarily provided to buyers of your Bitcoin mining machines. Please expand your disclosure to discuss the material details of hosting services provided to other customers who have not purchased your mining machines. In your response also tell us whether those customers supply their own mining machine or, if true, have the option to lease the Bitcoin mining machines from you. Also, please tell us if the machine hosting services provided with the purchase of a Bitcoin mining machine are done under separate contract or are part of the contract to purchase a Bitcoin mining machine.

In response to the Staff’s comment, the Company has revised the disclosure on pages 80 and 111 of the Revised Draft Registration Statement.

Results of Operations

Cost of revenues

General and Administrative Expenses, page 82

7.	We note in your general and administrative expenses section the material decline in your research and development expenses between the year ended December 31, 2018 and the nine months ended September 30, 2019. While we acknowledge your general disclosures about the adverse effect downward Bitcoin pricing has on your business, it is not entirely clear to us whether this would be a key driver in R&D activity. Please expand your disclosure to include a narrative accompaniment that offers further details regarding material changes in the items presented. Please refer to Item 303 of Regulation S-K and the Commission´s Guidance Regarding Management´s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

The Company respectfully advises the Staff that it will supplement its audited financial statements for the fiscal year ended December 31, 2019 and disclose a year-on-year comparison to discuss the material changes in its research and development expenses in accordance with the requirements in Item 303 of Regulation S-K in subsequent filings with the Commission. In particular, the Company expects to disclose that the decrease in its research and development in 2019 as compared to 2018 was primarily because (1) most of the expenses for designing new IC chips was incurred in 2018 and (2) the research and development activities in 2019 focused primarily on upgrading existing IC chips, which generally cost less than designing new IC chips.

Internal Control Over Financial Reporting, page 90

8.	We note your remediation plan for the two identified material weaknesses in your internal control over financial reporting. Please disclose your estimated costs to complete the related remediation plan, if material.

The Company respectfully advises the Staff that it expects the cost for remediating the identified material weaknesses mainly includes staff salaries and professional service fees, which are estimated to be immaterial.

Contractual Obligations and Commitments, page 91

9.	Please revise the table in this section to set forth your commitments as of the latest fiscal year end balance sheet date. For guidance, see Item 5.F.1 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Revised Draft Registration Statement.

Business

Our Strategies, page 107

10.	We note your disclosure that you intend to provide cryptocurrency trading related services. Please elaborate on the types of trading services that you intend to provide. Please disclose any governmental regulations, any material risks or challenges related to such services.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 107 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the trading services it intends to provide is at an initial preparatory stage with no substantial progress for launch having been made so far.

Business

After-Sales Services and Warranties, page 115

11.	You disclose that you provide warranties on your mining machines. Please tell us your current warranty liability and provide a tabular reconciliation of the changes in your aggregate product warranty liability for the reporting periods, in the notes to your financial statements, to comply with the disclosure requirements of ASC 460-10-50-8(c) or explain why the amount of loss cannot be reasonably estimated. Also, we note your disclosure on page 115 that during the warranty period, maintenance and after-sale services are provided by you, which includes technical support, equipment repair and maintenance. Please tell us if you account for the services provided under the warranty as a separate performance obligation and if so, how you allocate the transaction price to the product and service. See guidance in ASC 606-10-55-34.

Pursuant to ASC 460-10-25-5, the Company shall accrue loss from warranty obligations when the amount of loss can be reasonably estimated. However, as historically the warranty expense has had an immaterial impact on its consolidated financial statements, the Company did not accrue such expense on its consolidated financial statements for the period presented. The warranty expenses incurred during the nine months ended September 30, 2019 and the year ended December 31, 2018 were approximately US$66,000 and US$119,000, respectively, which accounted for only 0.13% and 0.04% of revenues, respectively, and 0.12% and 1.01% of net loss for each period, respectively. The Company will continuously monitor its warranty expense and will accrue warranty liability when it becomes material to the consolidated financial statements.

The Company supplementally advises the Staff that its warranty service is to provide assurance that a product will function as expected, which is an assurance-type warranty not involving an additional distinct service to the customers. Therefore, the Company did not account for the services provided under the warranty as separate performance obligation and allocate the transaction price to the product and service.

Intellectual Property, page 116

12.	We note your reference to licensing agreements in the first paragraph on page 117. Please disclose the scope and term of any material license agreement and file any material license agreements as exhibits to your registration statement. Please also disclose the duration and scope of patents that are material to your business.

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it does not consider any one particular licensing agreement or patent to be material to its business, and therefore, the Company does not consider the duration and scope of any patent to be material information and does not consider any licensing agreement to be material and required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K.

Leased Properties, page 118

13.	Please disclose when your material leases expire and file any material lease agreements as exhibits to your registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that none of the leased properties under the lease agreements is material to the operations of the Company given such leased properties are dispersed in location and relocatable to comparable properties on commercially reasonable terms.

Related Party Transactions

Private Placements, page 142

14.	We note the information provided on Note 11 – Shareholders’ equity. Please revise to disclose the consideration the company received in connection with these issuances. With respect to each entity discussed in this section, please expand to disclose the nature of your relationship that would give rise to the entity being considered a related party.

In response to the Staff’s comment, the Company has revised the disclosure on page 156 of the Revised Draft Registration Statement.

Lock-Up Agreements, page 171

15.	Please file the lock-up agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that it will file a form of the lock-up agreement as part of the underwriting agreement as an exhibit to the registration statement in accordance with Item 601 of Regulation S-K in subsequent filings with the Commission.

Audited Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-4

16.	We note from your disclosure in Note 14 that service revenue was greater than 10% of total revenue for the nine months ended 9/30/19. Please revise to separately disclose product and service on face of your statements of operations in accordance with Rule 503(b) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on page F-4 of the Revised Draft Registration Statement.

17.	We note your presentation of Value-added tax refund as an offset to operating expenses on the face of your statements of income and comprehensive loss. Please tell us why you believe it is appropriate to present this amount within your loss from operations or alternatively, please revise to disclose the refund below the subtotal for loss from operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 69, 77 and F-4 of the Revised Draft Registration Statement.

Revenue Recognition, page F-13

18.	We note your disclosure on page 73 of MD&A that the Bitcoin price drop in 2018 also led to your offering of credit sales to certain significant, long-standing customers in China, instead of full prepayment before delivery of products. Please expand your revenue recognition disclosure in Note 2 to the financial statements to disclose your payment terms as well as the existence of any significant financing components in accordance with ASC 606-10-50-12. Also, we note from page 13 that this price drop adversely impacted the ability of your customers who purchased products on credit to make payments and you consider such portion of payment as implicit price concession and retroactively adjusted your revenue based on such subsequent information. Please tell us how you estimate the amount of implicit price concessions when determining variable consideration for these contracts. See guidance in ASC 606-10-32-7. Additionally, please explain to us how you distinguish between price concessions (i.e., reductions of revenue) and customer credit risk relating to collectability (i.e., bad debt expense) that may be known at contract inception when accounting for your credit sales contracts. Cite the accounting guidance on which you base your conclusions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 85 and F-13 of the Revised Draft Registration Statement.

The Company supplementally advises the Staff that when accounting for the credit sales contracts, the Company has referred to paragraph 606-10-55-99 through 55-101. The Company has considered all the facts and circumstances, including its knowledge of the customers, the historical collection rate of its sales to these customers and the customers’ intention to pay that amount of consideration when it is due, in determine whether it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the goods that the Company expects to transfer to the customers. For the credit sales contracts, the Company concludes that criterion in paragraph 606-10-25-1(e) is met at contract inception. The Company was willing to accept a lower price than the amount stated in the contracts as a result of the decrease in Bitcoin price in 2018 and therefore, the promised consideration is variable for these credit sales contracts. Any change in the estimate of the amount the Company expects to collect, is accounted for as a change in the transaction price, and not a bad debt expense, unless there is an event that affects a customer’s ability to pay some or all of the transaction price (e.g., a known decline in a customer’s operations, a bankruptcy filing).

Notes to consolidated financial statements

Contingencies, page F-26

19.	We note your disclosure of a civil action, filed by your customer, in the Hangzhou Intermediate People’s Court in December 2017 regarding the performance of 500 units of mining machines. You also have disclosed the court's requirement that you were to restrict cash in various amounts. To help us better understand your disclosures tell us what amounts of restricted cash are currently ordered by the courts. In addition, please explain why you are not able to estimate probable losses in light of the damages already awarded by the court.

In response to the Staff’s comment, the Company has revised the disclosure on pages 119 and F-26 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it is currently unable to reliably estimate the probable losses because the plaintiff has appealed the judgment, which is currently pending before the court.

20.	Please revise your disclosures in Note 17 to disclose all amounts in US dollars, your reporting currency. Your disclosure in the Legal Proceedings section on page 119 should be similarly revised.

In response to the Staff’s comment, the Company has revised the disclosure on pages 119, F-26 and F-27 of the Revised Draft Registration Statement.

Exhibits and Financial Statement Schedules, page II-2

21.	You disclose on page 92 that you operate primarily in China. In addition, on page F-24, you disclose significant restricted net assets. Please provide Parent-only financial statements pursuant to Rule 5-04 of Regulation S-X or tell us why you are not required to do so.

In response to the Staff’s comment, the Company has revised the disclosure on page F-27 of the Revised Draft Registration Statement.

Exhibits

22.	Please update your exhibit index to include employment contracts required by Item 601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1, rather than a "form of" employment agreement. In the alternative, please tell us if these agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not filed based on Item 601(b)(10)(iii)(C)(5) of Regulation S-K.

The Company respectfully submits that the employment contracts are not required to be publicly filed under the laws of the Cayman Islands, its home country, and are not otherwise publicly disclosed, and therefore, are not filed pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K. The Company supplementally advises the Staff that the form of employment agreement that it intends to file as an exhibit to its registration statement will include all the material terms and provisions except those permitted to be omitted under Item 601(b)(10)(iv) of Regulation S-K.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at MaloneBailey, LLP, George Qin, by telephone at 1-713-343-4211, or by email at gqin@malone-bailey.com. MaloneBailey, LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Dong Hu, Chief Executive Officer, Ebang International Holdings Inc.

George Qin, Partner, MaloneBailey, LLP

Weiheng Chen, Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

David Zhang, Partner, Kirkland & Ellis International LLP

Benjamin W. James, Partner, Kirkland & Ellis International LLP

Amanda Mi Tang, Partner, Kirkland & Ellis International LLP